Exhibit 99.1

AMTD IDEA Group Secured US$93.6 Million of Investment at 21.07% Premium Above Yesterday’s Closing Price

4/20/2023 7:17 PM ET

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)— AMTD IDEA Group (“AMTD IDEA” or the “Company”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Inc. and a New York and Singapore dual listed company, today announced that it has successfully entered into share subscription agreements with certain selected investors ( “Investors”). The Investors agreed to subscribe for and purchase from the Company a total of 90,000,000 newly issued Class A ordinary shares of the Company at a 21.07% premium above yesterday’s closing price. The Company will raise a total of US$93.6 million in proceeds, The Company believes the proposed investment is reflective of investors’ confidence in the Company and trust in its future prospect.

The closing of the transactions is subject to customary closing conditions.

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a premier Asia financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com

Source: AMTD IDEA Group